COMMONWEALTH OF PENNSYLVANIA
DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS
401 NORTH STREET, ROOM 206
P.O.BOX 8722
HARRISBURG,PA 17105-8722
WWW.CORPORATIONS.PA.GOV

John Gallagher
10 Williams Road
Haverford PA 19041

Clean Bite LLC

THE BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS IS HAPPY TO SEND YOUR FILED DOCUMENT. THE BUREAU IS HERE TO SERVE YOU AND WE WOULD LIKE TO THANK YOU FOR DOING BUSINESS IN PENNSYLVANIA.

IF YOU HAVE ANY QUESTIONS PERTAINING TO THE BUREAU,PLEASE VISIT OUR WEBSITE AT www.dos.pa.gov/BusinessCharities OR YOU MAY CONTACT US BY TELEPHONE AT (717)787-1057. INFORMATION REGARDING BUSINESS AND UCC FILINGS CAN BE FOUND ON OUR SEARCHABLE DATABASE AT www.corporations.pa.gov/Search/CorpSearch .

ENTITY NUMBER : 6585391

Entity# : 6585391
Date Filed : 07/26/2017
Pedro A. Cortés
Secretary of the Commonwealth

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**

John H Gallagher
Name
10 Williams Road,
Address

Haverford	PA	19041
City	State	Zip Code

☐ **Return document by email to:** _____

Certificate of Organization Domestic
Limited Liability Company



TCO170808DB0680

Read all instructions prior to completing. This form may be su~~bmitted online at https://www.corporations.pa.gov~~.

Fee: $125.00   ☒ I qualify for a veteran/reservist-owned small business fee exemption (see instructions)

In compliance with the requirements of 15 Pa.C.S. § 8821 (relating to certificate of organization), the undersigned desiring to organize a limited liability company, hereby certifies that:

1. The name of the limited liability company (designator is required, i.e., "company", "limited" or "limited liability company" or abbreviation):
   Clean Bite LLC

2. *Complete part (a) or (b) – not both:*

   (a) The address of the limited liability company's initial registered office in this Commonwealth is:

   (post office box alone is not acceptable)

10 Williams Road	Haverford	PA	19041	Delaware
Number and Street	City	State	Zip	County

   (b) name of its commercial registered office provider and the county of venue is:

   c/o:

Name of Commercial Registered Office Provider	County

3. The name and address, including street and number, if any, of each organizer is (all organizers must sign on page 2):

Name	Address
John H Gallagher Jr	10 Williams Road , Haverford , Delaware , PA , United States , 19041

4. Effective date of Statement of Registration (check, and if appropriate complete, one of the following):

   ☒ The Certification of organization shall be effective upon filing in the Dept of State.

   ☐ The Certification of organization shall be effective on: _____ at _____

Date(MM/DD/YYYY)	Hour (if any)

PENN File: July 26, 2017

5. **Restricted professional companies only.**

Check the box if the limited liability company is organized to render a restricted professional service and check the type of restricted professional service(s).

☐ **The company is a restricted professional company organized to render the following restricted professional service(s):**

☐ **Chiropractic**

☐ **Dentistry**

☐ **Law**

☐ Medicine and surgery

☐ **Optometry**

☐ Osteopathic medicine and surgery

☐ **Podiatric medicine**

☐ **Public accounting**

☐ **Psychology**

☐ **Veterinary medicine**

6. **Benefit companies only.**

Check the box immediately below if the limited liability company is organized as a benefit company:

☐ **This limited liability company shall have the purpose of creating general public benefit**

Optional specific public benefit purpose.*Check the box immediately below if the benefit company is organized to have one or more specific public benefits and supply the specific public benefit(s).*
See instructions for examples of specific public benefit.

☐ **This limited liability company shall have the purpose of creating the enumerated specific public benefit(s):**

_____

_____

_____

7. **For additional provisions of the certificate, if any, attach an 8½ x 11 sheet.**

IN TESTIMONY WHEREOF, the organizer(s) has (have) signed this Certificate of Organization this 26 day of July, 2017 .

Clean Bite, LLC

Clean Bite LLC
_____
Signature

John H Gallagher Jr
_____
Signature